FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.
TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica — Acquisition of a stake in DTS Distribuidora de Televisión Digital, S.A.	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
In accordance with the information registered on November 25, 2009, TELEFÓNICA, through its subsidiary TELEFÓNICA DE CONTENIDOS, S.A.U., has completed today the acquisition of the 22% stake in the company that brings together the pay-TV service of PRISA Group (DTS DISTRIBUIDORA DE TELEVISIÓN DIGITAL, S.A.).
TELEFÓNICA’s total investment in the aforementioned acquisition is approximately FOUR HUNDRED EIGHTY-EIGHT MILLION EUROS (488 million euro) of which 228 million euro are covered by the cancellation of the outstanding amount of the subordinated loan existing between TELEFÓNICA DE CONTENIDOS, S.A.U. (creditor) and SOGECABLE, S.A. (actually known as PRISA TELEVISIÓN, S.A.U., debtor).
Madrid, December 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: December 28th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors